03011836

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 4th Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Giardina 212-829-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson & Company LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street, (Address) New York, (City) New York (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH, D.C. 155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Anthony Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Associates, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN KELLY DACEY
Notary Public, State of New York
No. 60-5000680
Qualified in Westchester County
Commission Expires Oct. 26, 2006

Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Karen Kelly Dacey
Notary Public

This report ** contains (check all applicable boxes):

- ☒ x (a) Facing Page.
- ☒ x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

COMMONWEALTH ASSOCIATES

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2002

BERENSON & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

135 WEST 50TH STREET
NEW YORK, NY 10020
(212) 977-6800

INDEPENDENT AUDITORS' REPORT

To the Partners of
Commonwealth Associates
New York, NY

We have audited the accompanying statement of financial condition of Commonwealth Associates (a limited partnership) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Commonwealth Associates at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1 and 3 to the financial statements, the financial statements include securities owned, not readily marketable amounting to $16,562 (3% of partners' capital) at December 31, 2002 whose fair values have been estimated by management in the absence of readily ascertainable market values. We have reviewed the procedures applied by management in valuing such securities and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, those estimated fair values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Berenson & Company LLP

New York, NY
January 23, 2003

COMMONWEALTH ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 902,301
Securities owned, at market - common stock	344,624
Securities owned, not readily marketable, at estimated fair value (note 3)	16,562
Due from broker (note 2)	381,110
Accounts receivable (note 4)	203,323
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $511,787	239,760
Prepaid and other assets	159,308
	$2,246,988

LIABILITIES AND PARTNERS' CAPITAL

Subordinated loan payable (note 5)	$ 850,000
Accrued expenses and other liabilities (note 7)	731,126
Accrued bonuses and commissions	35,177
	1,616,303
Commitments and contingencies (notes 7 and 9)	
Partners' capital (note 6)	630,685
	$2,246,988

The accompanying notes are an integral part of the financial statements.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of business and significant accounting policies:

a. Nature of business:

Commonwealth Associates ("Partnership") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Partnership is a New York limited partnership, whose general partner is Commonwealth Associates Management Company, Inc. ("CAMC").

The Partnership has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

b. Securities transactions:

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Marketable securities owned and securities sold, but not yet purchased, are valued at quoted market prices. Securities in private companies that are not readily marketable are normally valued at cost unless there has been a significant change in current operating performance. Securities in public companies are valued at the intrinsic price and discounted by 20%. For warrants, the intrinsic price is defined as the amount by which the price of the underlying security exceeds the exercise price of the warrant ("in-the-money"). Warrants that are not in-the-money are valued at zero. For stock, the intrinsic price is defined as the closing price of the security.

c. Income taxes:

The Partnership is a limited partnership and is not subject to Federal and state income taxes as a separate entity. The Partnership is subject to local unincorporated business taxes. Accordingly, there is a provision for local income taxes presented in the accompanying financial statements. In addition, the partners are required to report their respective shares of partnership income (loss) in their individual income tax returns.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of business and significant accounting policies: (Continued)

d. Cash and cash equivalents:

i. The Partnership maintains its cash accounts in one commercial bank. The balance in the bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2002, the Partnership's uninsured cash balances total $849,792.

ii. For purposes of the statement of cash flows, the Partnership considers all short-term investments with original maturities of three months or less to be cash and cash equivalents.

e. Furniture, equipment and leasehold improvements:

Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives, principally seven years. Leasehold improvements are amortized over the lesser of their economic useful lives or the term of the lease.

An impairment review is done periodically on these assets.

f. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

g. Risk and uncertainties:

Management uses their best judgment in estimating the fair value of the investment. There are inherent limitations in any estimation technique. The fair value estimates presented herein are not necessarily indicative of an amount which the Company could realize in a current transaction. Because of inherent uncertainty of valuation, these estimated fair values do not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the differences could be material.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

2. Clearing agreement:

The Agreement provides the Broker with liens upon all of the Partnership's property held by the Broker including, but not limited to, securities, monies and receivables. These liens secure the partnership's liabilities and obligations to the Broker. The Partnership is subject to credit risk if the Broker is unable to repay the balance in the account or return the securities in its custody.

3. Securities owned, not readily marketable:

At December 31, 2002, securities owned, not readily marketable consist of:

Common stock	$15,880
Warrants	682
	$16,562

At December 31, 2002, the Partnership had equity investments in two companies which comprised 96% of securities owned, not readily marketable.

4. Related party transactions:

Included in accounts receivable are noninterest-bearing loans and advances to certain employees of the Partnership of $152,329.

Included in accounts receivable are amounts due from related entities through common ownership of $8,640 for expenses paid by the Partnership on behalf of these related entities.

5. Subordinated loan payable:

On October 1, 2002, the Partnership entered into a subordinated loan agreement with a related entity through common ownership. The subordinated loan payable bears interest at a rate of 8% and matures on October 1, 2003.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

6. Regulatory net capital requirements:

The Partnership is subject to the SEC uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Partnership had regulatory net capital of $775,669 and a minimum regulatory net capital requirement of $100,000. The regulatory net capital ratio of the Partnership was .99 to 1.

7. Commitments and contingencies:

a. Litigation:

The Partnership is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. Several of these actions, including certain arbitrations, claim substantial or unspecified damages which could be material to the financial statements taken as a whole. The Partnership is also involved, from time to time, in proceedings with, and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Partnership's financial condition. Included in accrued expenses and other current liabilities is an accrual for outstanding litigation totaling approximately $427,000.

b. Customer transactions:

In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

7. Commitments and contingencies: (Continued)

b. Customer transactions: (Continued)

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

c. Operating leases:

The Partnership leases office space under a noncancellable lease agreement expiring through 2007. The lease agreement contains escalation provisions. Future minimum rental commitments for office space and equipment approximate the following:

Years ending December 31, 2003	$448,000
2004	449,000
2005	428,000
2006	428,000
2007	427,000

8. Income taxes:

Deferred income taxes reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

The total of all deferred tax asset is as follows:

Deferred tax asset	$ 242,000
Valuation allowance	(242,000)
Net deferred tax asset	$ -

The deferred tax asset is the book vs. tax differences from net operating loss carryforwards and depreciation.

COMMONWEALTH ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

8. Income taxes: (Continued)

The Company had available, at December 31, 2002, unused operating loss carryforwards of approximately $5,847,000 for city tax purposes that may be applied against future taxable income and begin to expire in December 2016.

9. Financial instruments and off-balance sheet risk:

The Partnership is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Partnership may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Partnership's risk is normally limited to the differences in the market values of the securities.

Credit exposure may result if the clearing broker is unable to fulfill its contractual obligations.

COMMONWEALTH ASSOCIATES

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

DECEMBER 31, 2002

BERENSON & COMPANY LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH., D.C.

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 4th Floor
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Giordino 212-829-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson & Company LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street New York New York 10020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BERENSON & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

135 WEST 50TH STREET
NEW YORK, NY 10020
(212) 977-6800

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Partners of
Commonwealth Associates
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of Commonwealth Associates (a limited partnership) ("Partnership"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

The report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson & Company LLP

New York, NY
January 23, 2003

3100[InternalControl]